EXHIBIT 99.1

TRANSCANADA CORPORATION – THIRD QUARTER 2009

Quarterly Report to Shareholders

Media Inquiries:	Cecily Dobson/Terry Cunha	(403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911
(800) 361-6522

TransCanada Reports Third Quarter Net Income of $345 Million or $0.50 Per Common Share
Funds Generated from Operations of $772 Million

CALGARY, Alberta – November 4, 2009 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income for third quarter 2009 of $345 million or $0.50 per common share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.38 per common share.

“TransCanada continues to post solid earnings and strong cash flows on the strength of our diverse energy infrastructure business. Third quarter earnings were ahead of last year for our pipelines and natural gas storage assets, while the economic downturn continues to impact power revenues,” said Hal Kvisle, TransCanada’s president and chief executive officer.

“We made significant progress during the quarter executing the major projects within our $22 billion capital program. TransCanada is well positioned to fund this unprecedented growth.  The carrying costs and dilution associated with financing this multi-year program continues to have a near-term impact on our earnings and cash flow per share.  However, we are confident that our capital program will generate significant growth in cash flows and earnings over the next four years as our large scale, highly attractive projects commence operations.”

Third Quarter 2009 Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
■	Net income of $345 million or $0.50 per common share
■	Comparable earnings of $335 million or $0.49 per common share
■	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $994 million
■	Funds generated from operations of $772 million
■	Dividend of $0.38 per common share declared by the Board of Directors
■	Awarded a 20-year contract to build, own and operate a $1.2 billion, 900 megawatt (MW) power generating station in Oakville, Ontario
■	Issued $550 million of cumulative redeemable first preferred shares
■	Continued to advance $22 billion capital program

TransCanada reported net income for third quarter 2009 of $345 million ($0.50 per common share) compared to $390 million ($0.67 per common share) for third quarter 2008.

Comparable earnings were $335 million ($0.49 per common share) in third quarter 2009 compared to $366 million ($0.63 per common share) for the same period in 2008. This decrease was primarily due to lower power prices and volumes sold in Western Power and reduced generation volumes from New England and Bruce Power.

Partially offsetting these decreases were higher earnings from Canadian pipelines, natural gas storage, Ravenswood acquired in August 2008 and the start up of Portlands Energy and the Carleton wind farm.

Comparable earnings per common share in third quarter 2009 was further reduced compared to the same period last year due to an 18 per cent increase in the average number of shares outstanding following the Company’s issuances of 58.4 million and 35.1 million common shares in second quarter 2009 and fourth quarter 2008, respectively.  Proceeds from the offerings were used to fund the acquisition of additional interests in Keystone and for other capital projects, general corporate purposes and to repay short-term debt. TransCanada’s $22 billion capital program is expected to boost cash flow and earnings in the coming years as projects come on-line.

Comparable earnings in third quarter 2009 and 2008 excluded $10 million of after tax net unrealized gains and $2 million of after tax net unrealized losses, respectively, resulting from changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts.  Comparable earnings in 2008 also excluded $26 million of favourable income tax adjustments.

Comparable EBITDA in third quarter 2009 was $994 million compared to $1,066 million in third quarter 2008.

Funds generated from operations in third quarter 2009 were $772 million compared to $711 million in third quarter 2008.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:
■
On August 14, 2009, TransCanada purchased ConocoPhillips’ remaining interest in Keystone for US$553 million plus the assumption of US$197 million of short-term debt.  TransCanada now owns 100 per cent of this project.

TransCanada also assumed responsibility for ConocoPhillips’ share of the capital investment required to complete the project, resulting in an incremental commitment of US$1.7 billion through the end of 2012.

The first phase of the pipeline is now approximately 90 per cent complete and TransCanada expects to begin filling the line in the fourth quarter of this year with deliveries of oil to the U.S. Midwest commencing in first quarter 2010.

Keystone is currently seeking the necessary regulatory approvals in Canada and the U.S. to build and operate an expansion and extension of the pipeline system that will provide additional capacity of 500,000 barrels per day (bbl/d) from Western Canada to the Gulf Coast in 2012.

In September 2009, the National Energy Board (NEB) held a hearing to review the application for the Canadian portion of the Keystone Gulf Coast expansion with a decision expected in early 2010. Permits for the U.S. portion of the expansion are expected by mid-2010. Construction of the Keystone expansion is expected to begin in 2010 once TransCanada receives all the necessary regulatory approvals.

When completed, the approximately US$12 billion Keystone pipeline will be one of the largest oil delivery systems in North America with the capacity to deliver 1.1 million bbl/d from Western Canada to the largest refining markets in the United States.

Keystone has secured long-term commitments for 910,000 bbl/d for an average term of 18 years, which represents 83 per cent of the commercial design of the system.

The pipeline is expected to begin generating EBITDA in first quarter 2010 when oil begins flowing to Wood River and Patoka, Illinois.  EBITDA is expected to increase through 2011 and 2012 as future phases of Keystone become operational.

Based on current long-term commitments of 910,000 bbl/d, Keystone is expected to generate EBITDA of approximately US$1.2 billion in 2013, its first full year of commercial operation serving both the U.S. Midwest and Gulf Coast markets.

If volumes were to increase to 1.1 million bbl/d, Keystone would generate approximately US$1.5 billion of annual EBITDA.  In the future, the pipeline could be economically expanded from 1.1 million bbl/d to 1.5 million bbl/d based on market demand.

■
On September 28, 2009, TransCanada began work on the 160 kilometre (km) Red Earth section of the North Central Corridor (NCC) pipeline that is expected to be complete by April 2010. The 140 km North Star section has been completed and two 13 megawatt (MW) compressor units at the Meikle River compressor station were operational on May 15, 2009 and August 21, 2009 respectively.

The NCC project is a 300 km natural gas pipeline in the northern section of the Alberta System.  It will provide capacity needed to deal with increasing gas supply in northwest Alberta and northeast B.C., declining gas supply in northeast Alberta, growing markets within the province, and help deliver more gas to interconnecting pipelines at the Alberta-Saskatchewan border.

The NCC pipeline is expected to reduce fuel consumption on the entire Alberta System by approximately 50 per cent which is expected to result in shipper savings of between $50 million-$75 million per year.

■
The Alaska Pipeline Project continues to move forward, with the joint TransCanada and ExxonMobil project team actively advancing the engineering, technical, commercial, environmental and stakeholder engagement work leading to the project's initial open season targeted for completion by July 2010.

Energy:
■
On September 30, 2009 the Ontario Power Authority (OPA) awarded TransCanada a 20-year clean energy supply contract to build, own and operate the 900 MW Oakville Generating Station in Oakville, Ontario.  A contract has now been finalized with the OPA.

TransCanada expects to invest approximately $1.2 billion in the natural gas-fired, combined-cycle plant, scheduled to start producing power by the end of 2013.

■
Commissioning of the first phase of the Kibby Wind Power project began in September 2009. Twenty-two of the 44 turbines have been constructed and were in service effective October 30, 2009. Roads and foundations for the remaining 22 turbines will be completed this year and the turbines are expected to be installed and operational by the end of third quarter 2010. Kibby will have the capacity to produce 132 MW.

■
Construction of the approximately $670 million, 683 MW Halton Hills Generating Station is continuing on schedule and the facility is anticipated to be in service in the summer of 2010. All of the power produced by the facility will be sold to the OPA under a 20-year power purchase agreement.

■
TransCanada began construction of the US$500 million Coolidge Generating Station in August 2009.  The 575 MW power facility is expected to be on-line in second quarter 2011. All of the power produced by the facility will be sold to the Phoenix, Arizona based utility Salt River Project under a 20-year power purchase agreement.

The simple-cycle, natural gas-fired peaking facility will provide a quick response to peak power demand.  The facility will also provide reserve capacity and have the ability to generate power on short notice to support power reliability in the region.

■	Initial brush clearing work for the 212 MW Gros-Morne wind farm in Québec has been completed. Clearing for the 58 MW Montagne-Sèche wind farm will be completed by the end of November 2009.

The Montagne-Sèche project and phase one of the Gros-Morne wind farm are expected to be operational by 2011.  Gros-Morne phase two is expected to be operational by 2012.

These are the fourth and fifth Québec-based wind farms under development by Cartier Wind, which is 62 per cent owned by TransCanada. These two wind farms are expected to have a capital cost of approximately $340 million. Once these two phases are complete, Cartier Wind will be capable of producing 590 MW of electricity.  All of the power produced by Cartier Wind is sold to Hydro- Québec Distribution under a 20-year power purchase agreement.

■
Progress continues on the refurbishment and restart of Bruce A Units 1 and 2 with work now advanced to the re-assembly of the reactors. As of September 30, 2009, Bruce A had incurred approximately $3.1 billion in costs for the refurbishment and restart of Units 1 and 2. TransCanada believes that the work on Units 1 and 2 is now approximately 75 per cent complete, with the bulk of the highly technical, high risk work now finished. Although a significant amount of work remains to be done, most of this work is conventional power plant construction activity.

The project has experienced delays in reaching this stage and TransCanada now expects that Unit 2 will be restarted in-mid 2011, with Unit 1 expected to follow approximately four months thereafter. The impact of this delay is mitigated by the previously announced extension of the operating lives of Unit 3 to 2011 and Unit 4 to 2016, with further life extensions expected as additional reactor optimization activities proceed. TransCanada continues to work closely with Bruce Power to address productivity and overall project management and notes that there have been recent, significant successes in this area.

 Corporate:
■	TransCanada and its subsidiaries held cash and cash equivalents of $2.4 billion at September 30, 2009.

■
On September 30, 2009, TransCanada completed a public offering of 22 million cumulative redeemable first preferred shares.  Net proceeds from the $550 milion preferred share offering are expected to be used by TransCanada to partially fund capital projects, for general corporate purposes and to re-pay short-term debt of TransCanada and its affiliates.

■
TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, its dividend reinvestment and share purchase plan, and its continued access to capital markets. TransCanada will also continue to examine opportunities for portfolio management, including an ongoing role for TC PipeLines, LP in the financing of TransCanada’s capital program.

Teleconference – Audio and Slide Presentation
TransCanada Corporation will hold a teleconference and webcast to discuss its 2009 third quarter financial results.  Hal Kvisle, TransCanada president and chief executive officer and Greg Lohnes, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments, including its $22 billion capital program, before opening the call to questions from analysts, members of the media and other interested parties.

Event:
TransCanada third quarter 2009 financial results teleconference and webcast

Date:
Wednesday, November 4, 2009

Time:
9 a.m. mountain standard time (MST) /11 a.m. eastern standard time (EST)

How:
To participate in the teleconference, please call (800) 769-8320 or (416) 695-6622 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will also be available on TransCanada’s website (www.transcanada.com).

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) November 11, 2009. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 1281126#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,800 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures "comparable earnings", "comparable earnings per common share", "earnings before interest, taxes, depreciation and amortization" (EBITDA), "comparable EBITDA", "earnings before interest and taxes" (EBIT), "comparable EBIT" and "funds generated from operations" in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, and non-controlling interests. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes and non-controlling interests.

Management uses the measures of comparable earnings, EBITDA and EBIT to better evaluate trends in the Company’s underlying operations. Comparable earnings, comparable EBITDA and comparable EBIT comprise net income, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, comparable EBITDA and comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. Comparable earnings per common share is calculated by dividing comparable earnings by the weighted average number of common shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Third Quarter 2009 Financial Highlights chart in this news release.

Third Quarter 2009 Financial Highlights

(millions of dollars)	2009	2008	2009	2008

Revenues	2,253	2,137	6,760	6,287

Comparable EBITDA(1)	994	1,066	3,142	3,081

Comparable EBIT(1)	651	748	2,108	2,138

EBIT(1)	665	746	2,102	2,386

Net Income	345	390	993	1,163

Comparable Earnings(1)	335	366	997	1,008

Cash Flows
Funds generated from operations(1)	772	711	2,230	2,309
(Increase)/decrease in operating working capital	(31)	114	362	16
Net cash provided by operations	741	825	2,592	2,325

Capital Expenditures	1,557	806	3,943	1,899
Acquisitions, Net of Cash Acquired	653	3,054	902	3,058

Common Share Statistics
	Three months ended September 30		Nine months ended September 30
(unaudited)	2009	2008	2009	2008

Net Income Per Share - Basic	$0.50	$0.67	$1.55	$2.07

Comparable Earnings Per Share(1)	$0.49	$0.63	$1.56	$1.80

Dividends Declared Per Share	$0.38	$0.36	$1.14	$1.08

Basic Common Shares Outstanding (millions)
Average for the period	681	579	641	560
End of period	681	580	681	580

(1)
Refer to the Non-GAAP Measures section in this news release for further discussion of comparable EBITDA, comparable EBIT, EBIT, comparable earnings, comparable earnings per common share and funds generated from operations.